FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Reports Additional High-Grade Intercepts at Island Gold Including Best Surface Directional Intersection to Date within Western Extension

Toronto, Ontario (January 10, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from surface and underground exploration drilling at the Island Gold Mine. Drilling throughout 2018, including new intercepts from the fourth quarter, continues to extend high-grade gold mineralization across each of the Main, Western and Eastern Extensions. All reported drill widths are true width of the mineralized zones, unless otherwise stated.

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Western Extension: high-grade mineralization extended 200 metres (“m”) down-plunge from existing Inferred Mineral Resources with the best surface directional intersection to date in Western extension (MH16-03). New highlights include:

•	152.07 g/t Au (35.74 g/t cut) over 5.00 m (MH16-03);

•	12.98 g/t Au (12.98 g/t cut) over 6.35 m; and

•	9.64 g/t Au (9.64 g/t cut) over 4.15 m.

•
Main Extension: high-grade mineralization extended 90 m above the nearest previously reported intersection (MH13) with another one of the best surface directional intersections to date (MH17-01). This has extended high-grade mineralization up-plunge and closed the gap with Inferred Mineral Resources in the Eastern Extension. High grade mineralization has also been extended nearly 1,000 m east of current mine workings and remains open to the east and down-plunge. New highlights include:

•	56.60 g/t Au (44.03 g/t cut) over 4.81 m (MH17-01);

•	45.14 g/t Au (34.73 g/t cut) over 3.14 m; and

•	12.02 g/t Au (12.02 g/t Au cut) over 3.68 m.

Note: Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to 225 g/t Au for Main and Extension 1 areas, and 100 g/t Au for Extension 2 Area.
“Island Gold has been a tremendous success story, both in terms of the growth of the operation and its mineral reserve and resource base. With excellent ongoing exploration success including several of the best surface directional holes ever coming in the latter part of 2018, we see strong potential for this growth to continue,” said John A. McCluskey, President and Chief Executive Officer.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

2018 Drilling Program - Island Gold Mine
The focus of the 2018 exploration drilling program was to expand the down-plunge and lateral extensions of the Island Gold deposit with the objective of adding new near mine Mineral Resources across the two-kilometre long Island Gold Main Zone (Figure 1).
Drilling completed in 2018 was successful in extending high grade gold mineralization across all three areas of focus, including the Main, Western and Eastern Extensions. This has already translated into significant growth in both Mineral Reserves and Resources as detailed in the mid-year (June 30, 2018) update (see press release dated September 5, 2018). Since the acquisition of Island Gold in November 2017, Mineral Reserves have increased 28%, or 207,000 ounces, net of mining depletion, and Mineral Reserve grades have increased 17% to 10.69 g/t Au. Measured and Indicated Mineral Resources have also increased 142%, or 130,000 ounces, and Inferred Mineral Resources have increased 18%, or 184,000 ounces.
A total of 140,896 m of drilling in 719 holes was completed in 2018, including 75,441 m since the mid-year Mineral Reserve and Resource update. Drilling in 2018 included 48,942 m of surface directional exploration drilling, 8,783 m of regional exploration drilling, 25,378 m of underground exploration drilling, 20,752 m of underground definition drilling and 37,041 m of underground delineation drilling. New highlight intercepts since the most recent Island Gold exploration press release (November 5, 2018) can be found in Figures 1 to 4 and Tables 1 to 3 at the end of this release.
A significant portion of the surface exploration drilling in the second half of 2018 focused on significant step-out holes and is too broadly spaced to define Inferred Mineral Resources. These areas will be infilled during 2019.
Surface and Underground Exploration Drilling
Western Extension
Surface drilling in the Western Extension area (Figure 3) ramped up in the second half of 2018 with only two holes completed during the first half of the year. Several notable intersections completed since the mid-year Mineral Reserve and Resource update have continued to extend high-grade mineralization laterally and down-plunge from existing Inferred Mineral Resources. Highlights from the new drill results include (Table 1):

•	152.07 Au (35.74 g/t cut) over 5.00 m (MH16-03);

•	12.98 g/t Au (12.98 g/t cut) over 6.35 m (MH16-01); and

•	9.64 g/t Au (9.64 g/t cut) over 4.15 m (MH16-02).

Drill holes MH16-01, MH16-02, and MH16-03 all intersected and extended high-grade gold mineralization up to 200 m down-plunge from a previously defined Inferred Mineral Resource block. Hole MH16-03 (152.07 Au (35.74 g/t cut) over 5.00 m) is significant as the deepest and best surface directional intersection drilled to date in the Western Extension.
Drilling will continue in 2019 in the Western Extension area using 75 to 100 m spaced step-out drilling with the objective of expanding the high-grade mineralization where it remains open both laterally and down-plunge.
Main Extension
Surface directional drilling continues to target the lateral and down-plunge continuation of gold mineralization below existing Mineral Reserves and outside of Inferred Mineral Resources. As

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reported in the mid-year 2018 Mineral Reserve and Resource update a total of 390,000 ounces of Inferred Mineral Resources were added within the Main Extension area.
Drilling since the mid-year 2018 update has been successful in further extending gold mineralization with drill hole spacing ranging from 75 to 100 m (Figure 2). Underground exploration drilling also commenced in the fourth quarter of 2018 from drilling platforms established on the 840 level. Gold mineralization has been extended nearly one kilometre to the east of existing mine workings and this east-plunging high-grade ore shoot remains open both laterally and down-plunge. New highlights from the new surface and underground drill results include (Tables 1 and 2):

•	56.60 g/t Au (44.03 g/t cut) over 4.81 m (MH17-01);

•	45.14 g/t Au (34.73 g/t cut) over 3.14 m (MH12-4);

•	11.11 g/t Au (11.11 g/t cut) over 2.98 m (MH13-1);

•	12.02 g/t Au (12.02 g/t cut) over 3.68 m (MH17-02); and

•	8.35 g/t Au (8.35 g/t cut) over 3.62 m (840-542-58).

Drill hole MH17-01 (56.60 g/t Au (44.03 g/t cut) over 4.81 m), one of the best surface directional intersections to date, extended high-grade gold mineralization 90 m above the nearest previously drilled intercept, MH13 (118.58 g/t Au (39.99 g/t cut) over 6.66 m). MH13 was recently reported in the November 5, 2018 exploration update as the best surface directional intercept drilled to date. MH17-01 and MH17-02 (12.02 g/t Au (12.02 g/t Au cut) over 3.68 m) are significant in that they have extended high-grade mineralization up-plunge towards the Eastern Extension and closed the gap with existing Inferred Mineral Resources to approximately 500 m. Very limited drilling has been completed to date in this area between the Eastern and Main Extensions. A focus of the 2019 program will be testing the potential continuity of high-grade mineralization between these two areas.
Drill hole MH12-4 (45.14 g/t Au (34.73 g/t cut) over 3.14 m) continued to expand mineralization vertically below a currently known Inferred Mineral Resource block containing 372,600 ounces grading 10.22 g/t Au. This builds confidence upon the recently reported intersections, MH12-1 (15.08 g/t Au (15.08 g/t cut) over 2.66 m) and MH12-2 (21.50 g/t Au (13.70 g/t cut) over 7.80 m), which are located 130 m and 40 m to the east, respectively (see press release November 5, 2018).
The 2019 exploration program will focus on further extending high-grade mineralization with the objective of defining additional Mineral Resources in this area. Four diamond drill rigs will continue to be active in the Main Extension target area.
Eastern Extension
As reported in the press release dated November 5, 2018 underground exploration drilling from the 620-level exploration drift continued to intersect high-grade mineralization at depth and to the east including hole 620-605-06 (46.13 g/t Au (44.17 g/t cut) over 2.83 m) which was the eastern most hole drilled from the 620-level. Based on the positive drill results, the decision was made to continue to extend the 620-level exploration drift 150 m further to the east to establish drill platforms for continued underground exploration drilling in 2019.
Underground exploration diamond drilling from the 620 level was targeting an area between two resources blocks. New highlights include hole 620-582-11 which intersected 10.65 g/t Au (cut) over 2.94 m and hole 620-582-08 which intersected 4.11 g/t Au (cut) over 4.97 m. This will allow for these two mineral resources blocks to be connected adding to mineral resources in this area (Figure 4).

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In addition, 75 m to 100 m spaced step-out directional drilling is planned from surface in 2019 to test the area east of the underground exploration drift between the 850 and 1150 m vertical depths and previously reported high-grade intersections approximately 350 m further to the east (Figure 4).
Underground Delineation Drilling
Underground delineation drilling is also being carried out from the 450, 620, 730, and 840 levels with the focus on converting Inferred Mineral Resources to Indicated Mineral Resources.
New highlight drill intercepts include (Table 3):

•	45.64 g/t Au (45.64 g/t cut) over 2.09 m (450-467-66);

•	40.79 g/t Au (40.79 g/t cut) over 2.21 m (450-467-72);

•	33.45 g/t Au (33.45 g/t cut) over 2.49 m (450-467-80);

•	34.74 g/t Au (29.07 g/t cut) over 2.67 m (620-582-04);

•	29.89 g/t Au (18.48 g/t cut) over 3.81 m (620-582-12);

•	25.52 g/t Au (22.94 g/t cut) over 3.53 m (620-582-13);

•	17.74 g/t Au (17.74 g/t cut) over 3.00 m (840-542-27); and

•	47.61 g/t Au (33.33 g/t cut) over 2.24 m (840-542-52).
The results from the infill delineation drilling within existing Inferred Mineral Resource blocks continue to confirm the continuity of the high-grade gold mineralization and are expected to support the conversion of the Mineral Resources to Mineral Reserves in these areas.
Other Zones
The Island Gold Deposit consists of a number of subparallel mineralized zones, with the majority of Mineral Reserves and Resources being defined in the C Zone and E1E Zones which constitutes the main production horizons at the Island Gold mine. Highlights of new intersections in parallel zones and zones in which the lateral continuity is not yet established (“Unknown Zone”) include (reported composite intervals are core lengths):

•	51.80 g/t Au (37.80 g/t cut) over 7.10 m (MH14-2);

•	26.58 g/t Au (20.74 g/t cut) over 4.60 m (MH17-01);

•	11.98 g/t Au (10.01 g/t cut) over 5.85 m (MH17-01);

•	15.14 g/t Au (15.14 g/t cut) over 3.50 m (MH13); and

•	36.29 g/t Au (36.29 g/t cut) over 1.70 m (MH14-2).

Additional drilling will be required to further evaluate these high-grade intersections and their potential in both the footwall and hanging wall of the main C and E1E Zones.
Surface Regional Exploration Drilling
8,783 m of a planned 12,000 m regional exploration drilling program was completed between September and December to drill test targets along the Goudreau Deformation Zone to the west of the main Island Gold Mine deposit and at the Kremzar Gold Deposit.

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New drill hole AR-390-01 intersected 7.03 g/t Au (7.03 g/t cut) over 5.50 m in a previously unknown gold-bearing structure with similar alteration and mineralization associated with gold mineralization at the Island Gold Mine within the Goudreau Deformation Zone. This zone is located approximately 600 m west of the existing Island Gold Mine Reserves and Resources blocks.
Drilling at the Kremzar Gold Deposit targeted below and laterally from a previously reported high-grade intercept of 9.71 g/t Au over 5.95 m. Drilling was successful in intersecting significant deformation zones with strong biotite alteration and quartz veining, which returned anomalous gold values such as 2.15 g/t Au over 5.15 m (13.90 m core length) in hole KZ-18-02 and 0.6 g/t Au over 3.34 m (8.50 m core length), warranting further exploration drilling. Assays are pending for two other Kremzar drill holes.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”).
Exploration programs at the Island Gold Mine are directed by Raynald Vincent, P.Eng., M.G.P., Chief Geologist at the Island Gold Mine and a Qualified Person within the meaning of NI 43-101.
Quality Control
Assays for the delineation and exploration drilling were completed at LabExpert in Rouyn-Noranda, Quebec. The Corporation inserts at regular intervals quality control (QC) samples (blanks and reference materials) to monitor laboratory performance. Cross check assays are done on a regular basis in a second accredited laboratory. The Quality Assurance / Quality Control procedures are more completely described in the Technical Report filed on Sedar by Richmont Mines, July 13, 2017.

Upcoming Catalysts and News Flow

•	January 14, 2019 - Q4 2018 Production and 2019 Guidance

•	January 15, 2019 - Investor Day

•	Q1 2019 - Q4 2018 Earnings and 2018 Mineral Reserve and Resource Update

•	Q2 2019 - Lynn Lake Optimization Study

•	H1 2019 - End of 5% NSR Royalty at Mulatos

•	Q2 2019 - Island Gold Exploration Update

•	Q2 2019 - La Yaqui Grande EIA Approval

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

This News Release includes certain statements that constitute forward-looking information within the meaning of applicable securities laws "forward-looking statements". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are “forward-looking statements”. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expects", is expected", "anticipates", "plans" or “is planned”, “trends”, "estimates", "intends" or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results  "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. Forward-looking statements in this news release include the statements with respect to planned exploration programs, costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to Proven and Probable Mineral Reserves, and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "Indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.

The risks and uncertainties that may cause actual results to differ materially from Alamos' expectations include, among others, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic and geological evaluations and changes in project parameters as plans continue to be refined, changes to the price of gold, as well as those factors discussed in the section entitled "Risk Factors" in Alamos' Annual Information Form and other disclosures by Alamos and its predecessors available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  Readers are cautioned not to put undue reliance on forward-looking statements which are not guarantees of future events, and speak only as of the date made. All of the forward-looking statements made in this press release are qualified by these cautionary statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All Mineral Resource and Reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Mineral Reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

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Table 1: Island Gold - Previously Unreleased Select Composite Intervals from Surface Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Main Island and Extension 1 areas @ 225 g/t Au; Extension 2 Area @ 100 g/t Au.
Target area: Main Extension (Main Ext), Western Extension (Western Ext), Eastern Extension (Eastern Ext), Western Lateral.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
MH5-7	B	Western Ext	1307.00	1311.00	4.00	3.33	3.89	3.89	1081
MH16-01	C	Western Ext	1416.30	1424.00	7.70	6.35	12.98	12.98	1219
MH16-02	C	Western Ext	1429.40	1434.50	5.10	4.15	9.64	9.64	1245
MH16-03	C	Western Ext	1476.50	1483.10	6.60	5.00	152.07	35.74	1320
MH7-7	C	Western Ext	1404.30	1408.20	3.90	3.66	3.98	3.98	1069
MH12-4	E1E	Main Ext	1536.00	1541.10	5.10	3.14	45.14	34.73	1403
MH13-1	E1E	Main Ext	1606.20	1611.10	4.90	2.98	11.11	11.11	1430
MH14-2	E1E	Main Ext	1510.40	1514.40	4.00	2.27	5.98	5.98	1426
MH17-01	E1E	Main Ext	1524.00	1530.00	6.00	4.81	56.60	44.03	1263
MH17-02	E1E	Main Ext	1556.35	1561.50	5.15	3.68	12.02	12.02	1309

AR-390-01	Unknown	Western Lateral	983.30	988.80	5.50		7.03	7.03	885
MH13	Unknown	Main Ext	1558.40	1561.90	3.50		15.14	15.14	1361
MH14-2	Unknown	Main Ext	1606.40	1613.50	7.10		51.80	37.80	1517
MH14-2	Unknown	Main Ext	1717.50	1719.20	1.70		36.29	36.29	1619
MH16-02	Unknown	Western Ext	1421.40	1424.40	3.00		3.17	3.17	1238
MH17-01	Unknown	Main Ext	1538.30	1541.50	3.20		5.65	5.65	1273
MH17-01	Unknown	Main Ext	1544.00	1549.85	5.85		11.98	10.01	1278
MH17-01	Unknown	Main Ext	1560.80	1565.40	4.60		26.58	20.74	1290
MH17-02	Unknown	Main Ext	1584.85	1587.20	2.35		16.13	16.13	1330

Note: Unknown zone corresponds to gold intercepts outside known ore zones and for which continuity is not yet established and therefore true width has not been calculated.

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Table 2: Island Gold - Previously Unreleased Select Composite Intervals from Underground Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Main Island and Extension 1 areas @ 225 g/t Au; Extension 2 Area @ 100 g/t Au.
Target area: Main Extension (Main Ext), Western Extension (Western Ext), Eastern Extension (Eastern Ext), Western Lateral.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
620-582-08	E1E	Eastern Ext	179.70	185.75	6.05	4.97	4.11	4.11	663
620-582-11	E1E	Eastern Ext	239.10	243.60	4.50	2.94	10.65	10.65	735
840-542-38	E1E	Main Ext	251.50	255.20	3.70	2.03	3.47	3.47	1016
840-542-56	E1E	Main Ext	154.50	158.80	4.30	3.85	3.21	3.21	857
840-542-58	E1E	Main Ext	253.44	260.30	6.86	3.62	8.35	8.35	1025

Table 3: Island Gold - Previously Unreleased Select Composite Intervals from Underground Delineation Drilling.

Composite intervals greater than 3 g/t Au weighted average, capping values:
Main Island and Extension 1 areas @ 225 g/t Au; Extension 2 Area @ 100 g/t Au.
Target area: Main, Main Extension (Main Ext), Western Extension (Western Ext), Eastern Extension (Eastern Ext), Western Lateral.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
450-467-66	C	Main	184.90	187.40	2.50	2.09	45.64	45.64	505
450-467-67	C	Main	223.30	226.00	2.70	1.88	9.94	9.94	562
450-467-69B	C	Main	169.80	173.25	3.45	3.03	14.57	14.57	483
450-467-71	C	Main	175.50	179.30	3.80	3.20	5.89	5.89	505
450-467-72	C	Main	198.40	201.40	3.00	2.21	40.79	40.79	544
450-467-73	C	Main	171.00	174.00	3.00	2.59	6.76	6.76	502
450-467-74	C	Main	182.40	186.00	3.60	2.93	4.99	4.99	524
450-467-76	C	Main	189.70	193.20	3.50	2.71	8.00	8.00	532
450-467-77	C	Main	217.00	220.00	3.00	2.03	32.04	23.67	570
450-467-79	C	Main	186.00	188.60	2.60	2.07	3.21	3.21	516
450-467-80	C	Main	206.00	209.50	3.50	2.49	33.45	33.45	544
450-467-81	C	Main	183.50	186.30	2.80	2.25	7.23	7.23	506
450-467-82	C	Main	195.00	198.00	3.00	2.26	8.69	8.69	533
450-467-83	C	Main	210.00	213.00	3.00	2.06	3.51	3.51	555
730-464-35	C	Main	142.50	146.00	3.50	2.26	15.34	15.34	584
730-464-45	C	Main	124.50	128.00	3.50	2.61	18.18	18.18	610
730-464-46	C	Main	120.00	123.70	3.70	2.89	7.71	7.71	615
730-464-47	C	Main	130.80	134.00	3.20	2.29	3.15	3.15	605
730-464-48	C	Main	139.40	142.40	3.00	2.02	3.51	3.51	595
730-464-50	C	Main	114.00	117.00	3.00	2.38	8.98	8.98	632
620-582-01	E1E	Eastern Ext	220.90	225.20	4.30	3.01	3.10	3.10	713

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620-582-04	E1E	Eastern Ext	206.40	210.00	3.60	2.67	34.74	29.07	694
620-582-09	E1E	Eastern Ext	168.40	171.80	3.40	2.92	3.67	3.67	650
620-582-12	E1E	Eastern Ext	188.00	192.80	4.80	3.81	29.89	18.48	673
620-582-13	E1E	Eastern Ext	217.00	222.00	5.00	3.53	25.52	22.94	709
620-582-16	E1E	Eastern Ext	235.40	239.40	4.00	2.56	3.25	3.25	729
840-542-10	E1E	Main Ext	193.50	198.00	4.50	3.43	7.98	7.98	918
840-542-26	E1E	Main Ext	168.45	172.20	3.75	3.29	14.04	14.04	880
840-542-27	E1E	Main Ext	217.00	221.50	4.50	3.00	17.74	17.74	965
840-542-28	E1E	Main Ext	209.80	213.10	3.30	2.31	6.22	6.22	950
840-542-30A	E1E	Main Ext	162.63	165.00	2.37	2.30	8.18	8.18	772
840-542-31	E1E	Main Ext	138.40	142.50	4.10	4.05	4.39	4.39	832
840-542-36	E1E	Main Ext	143.60	146.60	3.00	2.99	5.31	5.31	813
840-542-44	E1E	Main Ext	151.50	154.00	2.50	2.41	6.68	6.68	819
840-542-45	E1E	Main Ext	149.20	152.85	3.65	3.39	5.37	5.37	849
840-542-46	E1E	Main Ext	231.00	234.00	3.00	2.23	13.83	13.83	981
840-542-52	E1E	Main Ext	230.00	233.70	3.70	2.24	47.61	33.33	990
450-467-75	G	Main	249.00	252.00	3.00	2.45	6.57	6.57	539
450-467-67	Unknown	Main	250.00	253.40	3.40		16.05	16.05	574
450-467-80	Unknown	Main	246.60	249.50	2.90		5.36	5.36	561

Note: Unknown zone corresponds to gold intercepts outside known ore zones and for which continuity is not yet established and therefore true width has not been calculated.

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Table 4: Surface exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting	UTM Northing	UTM Elevation (m)	Comments
AR-390-01	333.2	-69.2	1031.0	689734	5350866	400
MH7-7	348.8	-55.6	675.0	690527	5350564	381	cut from MH7-4 at 872 m downhole
MH12-4	23.4	-61.2	882.0	691310	5350975	394	cut from MH12-3 at 968 m downhole
MH13	336.9	-71.6	1700.0	692074	5351046	389	mother-hole
MH13-1	331.9	-60.3	877.0	692074	5351046	389	cut from MH13 at 923 m
MH14-2	353.5	-83.7	740.0	691522	5351123	394	cut from MH14-1 at 1107 m downhole
MH16-01	337.3	-73.2	1550.0	691002	5350845	387	mother-hole
MH16-02	337.3	-73.2	623.0	691002	5350845	387	cut from MH16-01 at 936 m down-hole
MH16-03	337.3	-73.2	579.0	691002	5350845	387	cut from MH16-02 at 980 m down-hole
MH17-01	339.1	-61.9	1799.0	692320	5351076	395	mother-hole

Note: UTM mine surface elevation 382 m

Table 5: Underground drill holes; azimuth, dip, drilled length, and collar location (UTM NAD83)

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting	UTM Northing	UTM Elevation (m)
450-467-66	191.0	-18.0	246.0	690221	5351667	-69
450-467-67	191.0	-30.0	276.0	690221	5351667	-70
450-467-69B	186.9	-11.7	213.0	690221	5351667	-70
450-467-71	182.0	-19.0	219.0	690222	5351667	-70
450-467-72	182.0	-29.0	222.0	690222	5351667	-70
450-467-73	171.0	-19.0	198.0	690222	5351667	-70
450-467-74	169.7	-25.5	228.0	690222	5351667	-70
450-467-75	152.0	-23.0	300.0	690223	5351667	-70
450-467-76	152.0	-28.0	228.0	690223	5351667	-70
450-467-77	155.0	-34.0	255.0	690223	5351667	-70
450-467-80	191.0	-27.0	270.0	690221	5351667	-70
450-467-81	188.0	-17.0	216.0	690221	5351667	-70
450-467-82	186.0	-25.0	234.0	690221	5351667	-70
620-582-04	161.0	-29.0	240.0	691330	5352009	-216
620-582-08	172.0	-22.0	216.0	691330	5352009	-215
620-582-11	164.0	-35.0	288.0	691331	5352010	-215
620-582-12	158.0	-25.4	225.0	691330	5352010	-215
620-582-13	158.0	-32.0	255.0	691331	5352010	-216
730-464-35	153.0	65.0	174.0	690244	5351545	-333

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730-464-45	154.0	54.0	144.0	690245	5351545	-332
730-464-46	167.0	54.0	144.0	690244	5351545	-332
730-464-50	194.0	46.0	132.0	690243	5351544	-333
840-542-10	148.5	-21.4	216.0	690973	5351831	-465
840-542-26	156.0	-11.0	186.0	690973	5351831	-465
840-542-27	156.0	-32.0	231.0	690973	5351831	-466
840-542-28	152.0	-29.0	231.0	690973	5351831	-465
840-542-30A	158.0	26.0	180.0	690973	5351831	-463
840-542-31	164.0	6.0	165.0	690972	5351831	-464
840-542-36	164.0	13.0	171.0	690972	5351831	-464
840-542-44	152.0	10.0	171.0	690973	5351831	-464
840-542-45	152.0	-1.0	171.0	690973	5351831	-464
840-542-46	152.0	-35.0	264.0	690973	5351831	-466
840-542-52	171.0	-38.0	267.0	690972	5351831	-466
840-542-55	155.0	7.0	162.0	690973	5351831	-464
840-542-58	171.0	-44.0	303.0	690973	5351831	-465
860-SIL-24	358.0	0.0	17.0	690980	5351642	-476

Note: UTM mine surface elevation 382 m

11 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

Figure 1: Island Gold Mine Main Zone Longitudinal - 2018 Drilling Target Areas

W
E
Surface
LOCHALSH
ISLAND
EXT1
EXT2
GOUDREAU
LEGEND
Ramp & Development
Plunge of Au Mineralization
Mined out
Proven Reserves (June 2018)
Probable Reserves (June 2018)
Indicated Resources (June 2018)
Inferred Resources (June 2018)
Diabase Dyke
Drillhole Intersection
Au Cut (g/t)
Au Cut * True Width (gm/t)
< 3.7
3.7 < 10.0
10.0 < 30.0
>= 30.0
< 7.5
7.5 < 20
20 < 60
>= 60
New Drillhole Intersections
Previously Released Drillhole Intersections
190 Level
340 Level
620 Level
840 Level
-1000 m
-1500 m
Eastern Extension
Main Extension
Western Extension
OPEN
OPEN
OPEN
Assays cut to 225 g/t Au
Assays cut to 100 g/t Au
200 m
2 km

12 | Alamos Gold Inc

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Figure 2: Island Gold Mine Main Zone Longitudinal - Main Extension

LEGEND
Ramp & Development
Plunge of Au Mineralization
Mined out
Proven Reserves (June 2018)
Probable Reserves (June 2018)
Indicated Resources (June 2018)
Inferred Resources (June 2018)
Diabase Dyke
Au Cut (g/t)
< 3.7
3.7 < 10.0
10.0 < 30.0
>= 30.0
Au Cut * True Width (gm/t)
< 7.5
7.5 < 20
20 < 60
>= 60
New Drillhole Intersections
Previously Released Drillhole Intersections
HOLE-ID
g/t Au Uncut (g/t Au cut) / True Width metres
840-542-26
14.04 g/t Au (14.04 g/t Au cut) / 3.29m
840-542-27
17.74 g/t Au (17.74 g/t Au cut) / 3.00m
840-542-46
13.83 g/t Au (13.83 g/t Au cut) / 2.23m
840-542-52
47.61 g/t Au (33.33 g/t Au cut) / 2.24m
840-542-58
8.35 g/t Au (8.35 g/t Au cut) / 3.62m
MH12-4
45.14 g/t Au (34.73 g/t Au cut) / 3.14m
MH17-01
56.60 g/t Au (44.03 g/t Au cut) / 4.81m
MH17-02
12.02 g/t Au (12.02 g/t Au cut) / 3.68m
MH12-2
21.50 g/t Au
(13.70 g/t Au cut) / 7.80m
MH12-1
15.08 g/t Au
(15.08 g/t Au cut) / 2.66m
MH13
118.58 g/t Au
(39.99 g/t Au cut) / 6.66m
Assays
cut to 225 g/t Au
Assays
cut to 100 g/t Au
MH14-2
5.98 g/t Au (5.98 g/t Au cut) / 2.27m
MH13-1
11.11 g/t Au (11.11 g/t Au cut) / 2.98m
OPEN
OPEN
-1500 m
100 m

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Figure 3: Island Gold Mine Main Zone Longitudinal - Western Extension

-1000 m
MH7-7
3.98 g/t Au (3.98 g/t Au cut) / 3.66m
MH16-02
9.64 g/t Au (9.64 g/t Au cut) / 4.15m
MH16-01
12.98 g/t Au (12.98 g/t Au cut) / 6.35m
MH16-03
152.07 g/t Au (35.74 g/t Au cut) / 5.00m
OPEN
50 m
LEGEND
Ramp & Development
Plunge of Au Mineralization
Mined out
Proven Reserves (June 2018)
Probable Reserves (June 2018)
Indicated Resources (June 2018)
Inferred Resources (June 2018)
Diabase Dyke
Au Cut (g/t)
< 3.7
3.7 < 10.0
10.0 < 30.0
>= 30.0
Au Cut * True Width (gm/t)
< 7.5
7.5 < 20
20 < 60
>= 60
HOLE-ID
g/t Au Uncut (g/t Au cut) / True Width metres
New Drillhole Intersections
Previously Released Drillhole Intersections

14 | Alamos Gold Inc

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Figure 4: Island Gold Mine Main Zone Longitudinal - Eastern Extension

Drillhole assays
cut to 100 g/t Au
LEGEND
Ramp & Development
Plunge of Au Mineralization
Mined out
Proven Reserves (June 2018)
Probable Reserves (June 2018)
Indicated Resources (June 2018)
Inferred Resources (June 2018)
Diabase Dyke
Au Cut (g/t)
< 3.7
3.7 < 10.0
10.0 < 30.0
>= 30.0
Au Cut * True Width (gm/t)
< 7.5
7.5 < 20
20 < 60
>= 60
New Drillhole Intersections
Previously Released Drillhole Intersections
HOLE-ID
g/t Au Uncut (g/t Au cut) / True Width metres
-500 m
-1000 m
100 m
620-582-08
4.11 g/t Au (4.11 g/t Au cut) / 4.97m
620-582-12
29.89 g/t Au (18.48 g/t Au cut) / 3.81m
620-582-04
34.74 g/t Au (29.07 g/t Au cut) / 2.67m
620-582-11
10.65 g/t Au (10.65 g/t Au cut) / 2.94m
620-582-13
25.52 g/t Au (22.94 g/t Au cut) / 3.53m
620-605-06
46.13 g/t Au
(44.17 g/t Au cut) / 2.83m
OPEN

15 | Alamos Gold Inc